Mail Stop 6010

July 10, 2006

Via Facsimile (301.767.2811) and U.S. Mail
Suzette R. O'Connor
Technest Holdings, Inc.
8 Faneuil Hall, 3rd Floor
Boston, MA 02109

> **Re: Technest Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed June 28, 2006**
> **File No. 333-130617**

Dear Mr. Clevenger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Technest Holdings, Inc. Consolidated Financial Statements

Note 7. Stockholders' Equity (Deficit), page F-23

Series B and C Convertible Preferred Stock, page F-24

1.   We note your response to prior comment 22. It appears that your analysis of the warrant classification is based on the terms of the amended registration rights agreement effective September 30, 2005. However, we note the original registration rights agreement filed as Exhibit 4.3 on your Form 8-K dated

February 14, 2005 includes terms that require you to pay a penalty of 2% per month, payable in <u>cash</u> or <u>registered</u> shares, for each month that you fail to meet the registration requirements. Further, we note that the registration rights agreement requires you to maintain effectiveness of the registration statement. Please provide us with your analysis of the warrant classification for periods from February 14, 2005 until September 30, 2005, the effective date of the amended registration rights agreement. Please refer to the guidance of EITF 00-19, including specifically paragraphs 12-18 of EITF 00-19.

<u>Exhibit 5.1</u>

2.   We reissue prior comment 26. Please either file a revised opinion that omits the statement that the opinion speaks as of the date of the opinion or file a revised opinion dated as of the anticipated effective date of the registration statement.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Kevin Vaughn, Senior Staff Accountant, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Adélaja Heyliger at (202) 551-3636 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy A. Fisher
Assistant Director